Unitrend Entertainment Group Limited

Suite 1508, Tower B, Wentelai Center,

1 Xidawang Road,

Chaoyang District, Beijing 100026

People’s Republic of China

VIA EDGAR

January 21, 2026

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Unitrend Entertainment Group Limited
Request for Withdrawal of Registration Statement on Form F-1
File No. 333-280248

Dear SEC Staff:

On June 17, 2024, Unitrend Entertainment Group Limited, an exempted company with limited liability incorporated under the laws of Cayman Islands (the “Company”), initially filed a Form F-1 Registration Statement (File No. 333-280248) (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”). The Registration Statement subsequently became effective on November 25, 2025.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. The Company represents that no securities were sold in connection with the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing, please contact our counsel at VCL Law LLP, Fang Liu, Esq. at 703-919-7285.

Very truly yours,

Unitrend Entertainment Group Limited

/s/ Bin Feng
Bin Feng
Chief Executive Officer and Chairman

cc:	Fang Liu, Esq.
Zixuan Guo, Esq.
VCL Law LLP